UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                 FORM 10-SB


                       GENERAL FORM FOR REGISTRATION OF
                                 SECURITIES
                           OF SMALL BUSINESS ISSUERS

      Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                      MILLENNIA AUTOMATED PRODUCTS, INC.
           -----------------------------------------------------
              (Name of Small Business Issuer in its charter)


            Nevada                                   88-0405735
          ----------                                -------------
(State or other jurisdiction of                   (I.R.S. employer
incorporation or organization)                     identification
                                                   number)


236 S. Rainbow Bl., Suite 489, Las Vegas, Nevada               89128
------------------------------------------------          --------------
(Address of principal executive offices)                    (Zip Code)

Issuer's Telephone Number:      (702) 363-0066

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered:  n/a

Name of exchange on which each class is to be registered:  n/a

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $.001 per share

               INFORMATION REQUIRED IN REGISTRATION STATEMENT


ITEM 1.  DESCRIPTION OF BUSINESS

GENERAL

     Millennia Automated Products, Inc.,(the "Company") was organized as a Nevada corporation on September 28, 1998. The Company was organized for the purpose of providing vending services to the Las Vegas and Southern Nevada area. The Company believes, based on information obtained, that there is a tremendous potential source of revenue in the Coin-Operated vending industry.

PRINCIPAL PRODUCTS AND MARKETS

     Sales in the vending industry reached nearly $33 billion dollars in 1997, an increase of 4.7 percent over 1996, and small companies,(one or more employees), accounting for 27 percent of the vending market. Based on these figures the Company feels confident that a sufficient market exists for its services.

     According to Vending Times, the largest vending publication in the industry, the category with the most vendible product type in 1997 was the refrigerated food category, posting a 12.8 per cent increase in dollar volume. Also registering a healthy sales gain in 1997 was the vended confection and snack category. Operators sold $6,048,000,000 worth of snacks and candy last year, up 10.3 percent from 1996, and these products generated 18.4 percent of all vending revenues for the year, which is why the Company feels these areas will present the best possibility for the Company's success and expansion.

     The Company's main focus will be on locating areas of high traffic and visibility to place machines. Concentrating on the performance of the machines, coupled with servicing and maintaining the machines, the Company believes that operations will be successful and expand.

METHODS OF DISTRIBUTION

     The Company's business is dependent upon management's ability to purchase, place and service its quality vending machines. The Company will rely upon management's abilities and years of experience in the vending industry. The company will look to acquire vending businesses in the local and regional area of southern Nevada as means of expansion.

     The Company relies upon word-of-mouth and referrals to help establish its client base. To date the Company has generated a large portion of its client base from these referrals. When the Company is able to better identify and focus on more specific markets it will adjust its distribution methods accordingly.

     Most advertising that will be utilized by the Company will come in the type of machines used, presentation of the quality of products and their freshness. The Company will use advertising provided freely by clients at the location the machines will be placed, at no cost to the Company. Some clients might provide a high visibility showcase spot for the Company's machines and further expand the name of the Company to the public.

     The Company's main media advertising campaign is anticipated to come from personal contacts, brochures, and direct mail. The Company anticipates advertising through direct mail after the Company has had time to study the market and build a market profile.

SUPPLIERS

     The Company obtains its bulk candy from a number of sources. Its principal suppliers are Sam's Club, as well as Price Costco wholesale Distributors located in Las Vegas, Nevada. The Company has no exclusive arrangements with any company and therefore, may obtain its products from any source. Relationships have been established at executive levels within the Company's suppliers in order to ensure quality products, contain costs, and receive superior service.

COMPETITION

     The Company anticipates competition from the already well-established national vending /bottling distributor's such as, the Pepsi-Cola Company, the Coca Cola Bottling Company of Las Vegas, Frito-Lay Inc., and from local based operations such as Horizon Vending Corporation, Snac's Incorporated, Southwest Services, and Weymouth Distributing Company Inc., who offer vending machines, bulk candy, service contacts, sales routes and services similar to those of the Company. In this respect, the Company plans to focus in three specific areas in which it believes it has an advantage.

The Company believes it has three competitive advantages:

    (A) Service. The Company plans to introduce vending products that will reflect the year 2000 -- machines in high traffic areas such as office complexs, schools, apartment complexes, and local retail malls. This marketing strategy will give the public both quality machines, with fresh quality products, and the commitment to maintain every client. The Company will stay flexible by placing machines in all sectors of the market. By placing the machines in high traffic areas, the Company's goal is to stay flexible to the client's ideas and recognition of need for certain products. The ability to offer a one on one consultation with the client will be to the advantage of the Company. By addressing the needs of each individual client and working with them on a personal level, the Company can provide for their specific needs. The Company will provide to the individual client the opportunity to choose which charitable organization to which it would like to give a portion of the vending proceeds.

    (B) Quality. The Company realizes that the success of any business is dependent on the quality of its vending products. The Company believes you get what you pay for. By offering quality products and competitive prices, management believes it will increase business as well as the profitability of the Company, and have an advantage over competitors by rotating products and finding the types of products that work in that vending area. The quality of products, their freshness and the rotation of the products will insure the client's happiness and satisfaction.

    (C) Efficiency. The Company feels that time and efficiency will be an important factor to many potential clients. After receiving a contact for the Company's services, the Client will receive quick placement of the Company's machines with the freshest products available in the hopes that it will enhance the relationship with its clients. The area of placement of machines is a very important element of the success of an individual location. The Company will advise the client as to the most productive area of the client's environment for placement. Management's biggest challenge, and the determining factor of the success of the Company, will be the productive placement of machines.

     According to the 1990 Census, Nevada's population is 1.4 million and is projected to be close to 2 million by the year 2000. Gaming in Las Vegas and Southern Nevada is big business. Figures show that gaming was a $5.5 billion dollar business in 1994 alone. This economic growth is not limited to the gaming industry. As Southern Nevada continues to grow so will businesses providing other services in other areas. The Company believes this growth will allow the Company to provide machines for new businesses, apartment complexes, and shopping centers which have great placement potential. Southern Nevada is attracting more and more businesses who want to set up manufacturing plants, corporate offices and other non-gaming industries, all of which are potential new customers that the Company plans to fucus on as one of the many avenues to build its client base. The Company feels that by focusing on already well-established companies as well as industries new to the area, that the possibility for expansion is great.

     Because of this incredible growth and the management's familiarity with the Las Vegas economy, the Company has chosen its initial target market to be Las Vegas and Southern Nevada. Beyond this, the Company has no current plans to market its services in other geographic areas at this time. The Company will seek to increase its sales and services through increased penetration of its initial existing market.

     Management is looking at innovative ways for the Company to introduce a new avenue to the vending market in the form of new uses for recycled vending machines. Management is researching the possibility of introducing previously non-vended products through vending machines. The Company is researching the idea of compressing T-shirts, mascot animals, etc. into a soft drink size container and vending it through beverage machines that have the ability of excepting cash or credit cards. Usage of this concept could be utilized at schools, colleges, etc. The Company believes that used can-beverage machines can be refurbished and marketed as new medium in the market place.

     Introduction of such a new concept and style of products would provide an edge in this highly competitive market of the vending machine industry. Management believes by providing the Company with a logo that expresses the future cutting edge of technology, consumers and clients both will remember the type of vending machines used and the Company's commitment to quality products. The Company anticipates competition from the already well-established national vending /bottling distributors such as Pepsi-Cola Company, the Coca Cola Bottling Company of Las Vegas, Frito-Lay
Inc., and from local based operations such as Horizon Vending Corporation, Snac's Incorporated, Southwest Services, and Weymouth Distributing Company Inc., who offer vending machines, bulk candy, service contacts, sales routes and services similar to those of the Company. In this respect, the Company plans to focus in three specific areas in which it believes it has an advantage.

SEASONALITY

     Management is not aware of any seasonality in the vending industry.

EMPLOYEES

     The Company currently has only two employees, its President, Kent Evans and its Vice-President, Susan Stankiewicz. Mr. Evans and Ms. Stankiewicz do not devote their full attention to the affairs of the Company. As growth of the Company continues, additional employees will be added when necessary.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

GENERAL

     The Company currently operates at 236 S. Rainbow Bl., Suite 489, Las Vegas, Nevada 89128. The Company's principal business is providing vending services to the greater Las Vegas area, as well as southern Nevada.

PLAN OF OPERATION

     During the next twelve months the Company's plan of operation is dependent upon management's ability to purchase, place and service the Company's vending machines. The Company will rely upon management's abilities and years of experience in the vending industry, both in the bulk and refrigerated vending sectors.

     The Company, in the next twelve months, is looking to implement the services of J & S Vending & Locating as an additional avenue for placement of vending machines in high profile areas. J & S Vending & Locating, a division of The J & S Group of Cedar Hills, TX., offers the following services which the company feels are beneficial for growth and expansion:

           1) The right to reject any location up front for any reason.

           2) 45 day on site guarantee - if you lose that location for any reason within the 45 days, J & S Vending and Locating will replace that location at no charge.

           3) 30 day guarantee - if the machine makes $10.00 or less, then J & S Vending & Locating will replace that location at no charge.

     These services, along with management's current exposure to a large portion of the apartment industry in southern Nevada, and due to other responsibilities of management, contribute to the Company's assessment that it can expand its business base.

     During the next twelve months, the Company's cash requirements will include its lease payments on the Company's office space in Las Vegas, Nevada, as well as miscellaneous overhead. Management believes that the Company's existing cash resources and cash generated from operations will be sufficient to fund the Company's ongoing operations through the remainder of 1999 and be sufficient to provide for the foregoing cash requirements for day to day operations in the next twelve months. There is no guarantee that the budgeted funds will be sufficient to achieve these goals.

     Management believes that it will not achieve profitability until it is able to realize approximately $5,000 in gross sales per month. The Company has no guarantee that it will be able to achieve this goal in the next twelve months.

     The Company may require additional funds and time to achieve these goals. Even if the Company begins generating revenues, it could require additional funding for expansion. The Company may find it difficult to succeed in securing additional financing. The Company may be able to attract some private investors, or an officer and/or director may be willing to make additional cash contributions, advancements or loans. Or, as an alternative, the Company could attempt some form of debt or equity financing.

YEAR 2000 ISSUES
-----------------

     Results of computerized operating hardware and software has the potential to cause serious economic dislocation. Computer Experts have concerns over "embedded" devices, imbedded controllers, and any other digital device failing due to the onset of the new millennium. The year 2000 poses a threat to these devices because of a manufacturing oversight that did not take into consideration that on January 1, 2000 all computer components, made prior to 1995, do not have the capacity to acknowledge the new millennium. Consequently, all computer components will "shut down" due to lack of operating procedure. The ability of vending industry and the Company to make preparations for these potential difficulties in the next year of operations is imperative. The Company will attempt to identify technical challenges as soon as possible.

     The Company has conducted a comprehensive review of its computer, telephone systems to identify the systems that could be affected by the Year 2000 issue and is developing an implementation plan to resolve the issue.

     The issue pertains to whether or not computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The company is heavily dependent on computer processing in the conduct of its business activities.

     The Company has identified three areas which could be affected by the Year 2000 issue: computer systems, shipping services and telephone systems.

    A.     Computer Systems

           The Company uses a variety of computer software packages to operate the business, the majority of which are small "canned" programs which are used in day-to-day operations. The Company has reviewed the software it uses (i.e., Microsoft Office with the upgrade to Microsoft Office 2000 and related programs) and has been assured by Microsoft Corporation that its products that it uses are new enough to not be affected by any Year 2000 issues.

     B.    Shipping Services

           The Company currently uses the United Parcel Service for parts for the vending equipment. The Company was assured by a spokesperson for United Parcel Service that there will be no interruption by the Year 2000 and will not be affected adversely by any Year 2000 concerns.

     C.    Telephone Systems

           The Company uses the only local carrier in Las Vegas, Sprint, for its telephone system. Sprint uses a Nortel DMS 100 system which will accommodate Y2K issues.

           The Company will experience no additional costs to upgrade or modify the phone systems to accommodate any Year 2000 issues.

     Based on the review of the computer systems, management does not believe the cost of remediation will be material to the Company's financial position and result of operations.


ITEM 3.  DESCRIPTION OF PROPERTY

     The Company maintains a monthly rental with an organization from which it rents an address/postal box and telephone answering service. The annual rental on this space is approximately $180 and includes the use of a small desk area. The Company has not signed a lease on this space but has prepaid the rental through May of 1999. Management plans in the start up stage of the business to utilizes a portion of its Vice-President's residence (5800
W. Charleston Ave., #1035, Las Vegas, NV 89102) for storing of bulk candy inventory.


4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of April 12, 1999, with respect to the beneficial ownership of the common stock by each officer and director of the Company, each person (or group of persons whose shares are required to be aggregated) known to the Company to be the beneficial owner of more than five percent (5%) of the common stock, and all such directors and executive officers of the Company as a group. Unless otherwise noted, the persons named below have sole voting and investment power with respect to the shares shown as beneficially owned by them.

Title of   Name and Address                Amount & Nature        Percent of
Class      of Beneficial Owner             of Beneficial Owner    Class
----------------------------------------------------------------------------

Common     Kent A. Evans<F1>                100,000<F2>          49.85%
           236 S. Rainbow Blvd.
           Suite 489
           Las Vegas, NV 89128

Common     Susan Stankiewicz<F1>              2,000<F3>           0.01%
           236 S. Rainbow Blvd.
           Suite 489
           Las Vegas, NV 89128

Common     John F. Freeland                  12,000               5.98%
           5505 E. Carson Street
           Suite 341
           Lakewood, CA 90713

Common     All Officers and Directors       102,000<F2>          49.86%
           as a Group (2 Persons)

<F1>   An Officer and Director of the Company.

<F2>   These shares are restricted.

<F3>   These shares are control stock for which the resale is limited under
       Rule 144(e) to 1% of the shares outstanding every 90 days.

CHANGES IN CONTROL

      The Company has no arrangements which might result in a change in control of the Company.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following table sets forth the directors and executive officers of the Company, their ages, and all positions with the Company.

Name                            Age         Position
___________________________________________________________________________

Kent A. Evans                   40         President, Secretary, Treasurer
236 S. Rainbow Blvd.                       and a director of the Company
Suite 489
Las Vegas, NV 89128

Susan Stankiewicz               42         Vice-President and director
236 S. Rainbow Blvd.                       the Company
Suite 489
Las Vegas, NV 89128

     Mr. Kent A. Evans has served as President, Chief Executive Officer,
Chief Financial Officer, Secretary, Treasurer and Director of the Company since September 28, 1998. Mr. Evans graduated from Kodiak High School in Kodiak, Alaska in 1977. From 1990 to 1993 and from 1985 to 1998, Mr. Evans owned/ operated Amik Island Fisheries, based on Kodiak, Alaska. Mr. Evans holds a Commercial Limited Entry Salmon Permit. Mr. Evans developed a refrigerated systems for Salmon harvest. In 1997 to 1998, Mr. Evans was employed by Alaska Commercial Company in Kodiak, Alaska were Mr. Evans was head of the Maintenance Department.

    Ms. Susan Stankiewicz has served as the Vice-President and Director of the Company since September 28, 1998. From 1974 to 1975, Ms. Stankiewicz attended Brigham Young University studying General Business. From 1993 to 1998, Ms. Stankiewicz was owner/operator of Sweet Stuff Vending, based in Dallas, TX. From 1997 to 1998, Ms. Stankiewicz was employed as Office Manager of Apple Orthodontix in Dallas, TX. Ms. Stankiewicz managed three different locals of Apple Orthodontix in the Dallas/Ft. Worth Area.

FAMILY RELATIONSHIPS

     There are no family relationships among the Company's directors and/or executive officers.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

     To the best of management's knowledge, during the past five years, no present or former director or executive officer of the Company:

          (1) Has filed a petition under federal bankruptcy laws or any state insolvency law, had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which she was a general partner at or within two years before the time of such filing, or any corporation or business association of which she was an executive officer at or within two years before the time of such filing;

          (2) Was convicted in a criminal proceeding or named the subject of a pending criminal proceeding (excluding traffic violations and other minor offences);

          (3) Was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining her from or otherwise limiting her involvement in any type of business, securities or banking activities; or

          (4) Was found by a court of competent jurisdiction in a civil action, by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated any federal or state securities law.


ITEM 6.  EXECUTIVE COMPENSATION

     The following table sets forth the compensation received by the Company's President since inception in September of 1998. There are no other officers of the Company who have been paid any compensation.

                         SUMMARY COMPENSATION

Name and Principal                                               All other
Position                         Year                         Compensation
--------------------------------------------------------------------------

Kent A. Evans                    1998                              -0-
President

<F1>     The Company intends to compensate Mr. Evans $1,000 per month at such time as the Company actually commences conducting substantive business. No additional compensation in any other form has been paid nor is there currently any plan or arrangement for future compensation.

OPTIONS/SAR GRANTS

     There were no stock options or stock appreciation rights granted to any executive officer since its inception through the present date.

AGGREGATED OPTION/SAR EXERCISES AND FISCAL YEAR END OPTION/SAR VALUE TABLE

     Not applicable.

LONG TERM INCENTIVE PLANS

     There are no long term incentive plans in effect and therefore no awards have been given to any executive officer in the past year.

COMPENSATION OF DIRECTORS

     The Company pays no fees to members of the Company's Board of Directors for the performance of their duties as directors. The Company has not established committees of the Board of Directors.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

     The Company has no employment contracts in effect with any of the members of its Board of Directors or its executive officers nor are there any agreements or understandings with such persons regarding termination of employment or change-in control arrangements.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     There have been no material transactions in the past two years or proposed transactions to which the Company has been or proposed to be a party in which any officer, director, nominee for officer or director, or security holder of more than 5% of the Company's outstanding securities is involved.

     The Company has no promoters other than its President, Kent A. Evans and its Vice-President, Susan Stankiewicz. There have been no transactions which have benefitted or will benefit Mr. Evans or Ms. Stankiewicz either directly or indirectly.


ITEM 8.  LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened. None of the Company's officers, directors, or beneficial owners of 5% or more of the Company's outstanding securities is a party adverse to the Company nor do any of the foregoing individuals have a material interest adverse to the Company.


ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

     The Company has no public trading market for its common stock. Although the Company intends to seek a quotation for its common shares on the Over-the-Counter Bulletin Board in the future, there is no assurance the Company will do so, nor is there any assurance that should the Company succeed in obtaining a listing for its securities on the OTC Bulletin Board or on some other exchange, that a trading market for the Company's stock will develop. There are no outstanding options, warrants to purchase, or securities convertible into common equity of the Company outstanding. The Company has not agreed to register any shares of its common stock for any shareholder.

STOCKHOLDERS

     The Company's transfer agent, Pacific Stock Transfer Company, confirms that, as of February 12, 1999, there are 35 shareholders of record for the Company.

DIVIDENDS

     To date, the Company has not paid any dividends on its common stock.
The payment of dividends, if any, in the future rests within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements and financial condition, and other relevant factors.
The Board does not intend to declare any dividends in the foreseeable future, but instead intends to retain all earnings, if any, for use in the Company's business operations. Under Nevada Corporate Law, dividends may be paid out of surplus or, in case there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the proceeding fiscal year.


ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

     On October 1, 1998, in connection with its organization, at the Company's organizational meeting, the Company issued 100,000 unregistered common shares to its founder, Kent A. Evans. Such shares were issued for a $5,000 capital contribution from Mr. Evans. The shares were sold at
 .05 per share pursuant to the exemption provided for under Section 4(2) of the Securities Act of 1933, as amended, to one individual, as a "transaction not involving a public offering." Mr. Evans is the Company's President/Secretary/Treasurer, Chief Executive Officer, Chief Financial Officer and a Director of the Company.

     The Company undertook a public offering which commenced November 20, 1998 and terminated on December 16, 1998, the Company sold an aggregate of 100,600. With the exception of 2,000 shares sold to the Company's officer and director, Susan Stankiewicz, these shares were issued to non-affiliates and is therefore free trading. The Company has a total of 34 investors at a sales prices of $.50 per share pursuant to an exemption from registration provided by Regulation D, Rule 504. All of the 100,600 shares were issued in reliance on the federal exemption from registration under Rule 504 of Regulation D and for which a Form D was filed with the U.S. Securities Exchange Commission (the "SEC") on December 17, 1998. These securities were sold for cash. There were no underwriting discounts or commissions involved in the sale of these securities.

ITEM 11.  DESCRIPTION OF SECURITIES

    The Company is presently authorized to issue 25,000,000 shares of common stock, $.001 par value per share. The Company presently has 200,600 shares of common stock outstanding which (i) have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution or winding up of the affairs of the Company; (iii) do not have preemptive subscription or conversion rights and there are no redemption or sinking fund applicable thereto; and (iv) are entitled to one non-cumulative vote per share, on all matters which Shareholders may vote on at all meetings of Shareholders.

NON-CUMULATIVE VOTING

     The holders of Shares of common stock of the Company do not have cumulative voting rights which means that the holders of more than fifty percent (50%) of such outstanding Shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining Shares will not be able to elect any of the Company's directors.


ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

A.    Indemnification provided by statute:
------------------------------------------

      Sections 78.037, 78.295, 78.300, 78.7502, 78.751 and 78.752 of the
Nevada Revised Statutes offer limitation of liability protection for officers and directors and/or indemnification protection of officers, directors, employees and agents of the Company, and provide as follows:

NRS 78.037 Articles of incorporation: Optional provisions. The articles of incorporation may also contain:

          1. A provision eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but such a provision must not eliminate or limit the liability of a director or officer for:
                    (a) Acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or
                    (b) The payment of distributions in violation of NRS
          78.300.
          2. Any provision, not contrary to the laws of this state, for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting or regulating the powers of the corporation or the rights, powers or duties of the directors, and the stockholders, or any class of the stockholders, or the holders of bonds or other obligations of the corporation, or governing the distribution or division of the profits of the corporation.

NRS 78.295. Liability of directors for declaration of distributions. A director is fully protected in relying in good faith upon the books of account of the corporation or statements prepared by any of its officials as to the value and amount of the assets, liabilities or net profits of the corporation, or any other facts pertinent to the existence and amount of money from which distributions may properly be declared.

NRS 78.300 Liability of directors for unlawful distributions.
          1. The directors of a corporation shall not make distributions to stockholders except as provided by this chapter.
          2. In case of any willful or grossly negligent violation of the provisions of this section, the directors under whose administration the violation occurred, except those who caused their dissent to be entered upon the minutes of the meeting of the directors at the time, or who not then being present caused their dissent to be entered on learning of such action, are jointly and severally liable, at any time within 3 years after each violation, to the corporation, and, in the event of its dissolution or insolvency, to its creditors at the time of the violation, or any of them, to the lesser of the full amount of the distribution made or of any loss sustained by the corporation by reason of the distribution to stockholders.

NRS 78.7502 Discretionary and mandatory indemnification of officers, directors, employees and agents: General provisions.
          1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.
          2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.
          3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys fees, actually and reasonably incurred by him in connection with the defense.

NRS 78.751 Authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses.
          1. Any discretionary indemnification under NRS 78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

                    (a) By the stockholders;
                    (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;
                    (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or
                    (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.
          2. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.
          3. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:
                    (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.
                    (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

NRS 78.752. Insurance and other financial arrangements against liability of directors, officers, employees and agents.

          1. A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.
          2. The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:
                    (a) The creation of a trust fund.
                    (b) The establishment of a program of self-insurance.
                    (c) The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.
                    (d) The establishment of a letter of credit, guaranty or surety.
     No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.
          3. Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person s stock or other securities is owned by the corporation.
          4. In the absence of fraud:
                    (a) The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and

                    (b) The insurance or other financial arrangement:
                              (1) Is not void or voidable; and
                              (2) Does not subject any director approving it to
               personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.
          5. A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of NRS.

B.  Indemnification provided by the Articles of Incorporation
--------------------------------------------------------------

    The TWELFTH article of the Company's Articles of Incorporation limits the liability exposure of officers and directors of the Company for damages. It provides as follows: No director or officer of the Corporation shall be personally liable to the Corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director of officer; provided however, that the foregoing provision shall not eliminate or limit the liability or a director or officer
(i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of
Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts of omissions prior to such repeal or modification.

C.  Indemnification provided by the By-Laws of the Company
-----------------------------------------------------------

    Article VI, INDEMNIFICATION, of the Company's By-Laws provides for the following indemnification protections: Except as hereinafter stated otherwise, the Corporation shall indemnify all of its officers and directors, past, present and future, against any and all expenses incurred by them, and each of them including but not limited to legal fees, judgments and penalties which may be incurred, rendered or levied in any legal action brought against any or all of them for or on account of any act or omission alleged to have been committed while acting within the scope of their duties as officers or directors of this Corporation.

          As of the date hereof, the Company has no contracts in effect providing any indemnitee with any specific rights of indemnification although the Company's bylaws authorize its Board of Directors to enter into and deliver such contracts to provide an indemnitee with specific rights of indemnification in addition to the rights provided in the Articles and Bylaws to the fullest extent provided under Nevada law. The Company has no special insurance against liability although the Company's bylaws provide that the Company may, unless prohibited by Nevada law, maintain such insurance.


ITEM 13.  FINANCIAL STATEMENTS

                     MILLENNIA AUTOMATED PRODUCTS, INC.
                       (A DEVELOPMENT STAGE COMPANY)
                          FINANCIAL STATEMENTS
                           DECEMBER 31, 1998

                       TABLE OF CONTENTS

                                                                  Page
Number

ACCOUNTANT REPORT                                                      1

FINANCIAL STATEMENT:

     Balance Sheet                                                     2

     Statement of Operations and Deficit
     Accumulated During the Development Stage                          3

     Statement of Changes in Stockholders' Equity                      4

     Statement of Cash Flows                                           5

     Notes to the Financial Statements                                 6

DAVID E COFFEY 3651 Lindell Rd. - Suite H Las Vegas, NV 89103
CERTIFIED PUBLIC ACCOUNTANT  (702) 871-3979

To the Board of Directors and Stockholders of Millennia Automated Products, Inc.
Las Vegas, Nevada

     I have audited the accompanying balance sheet of Millennia Automated Products, Inc. (a development stage company) as of December 31, 1998 and the related statements of operations, cash flows and changes in stockholders' equity for the period from September 28, 1998 (date of inception) to December 31, 1998. These financial statements are the responsibility of Millennia Automated Products, Inc. 's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit of the financial statements provide a reasonable basis for my opinion'.

     In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Millennia Automated Products, Inc. as of December 31, 1998 and the results of operations, cash flows and changes in stockholders' equity for the period then ended in conformity with generally accepted accounting principles.

/S/DAVID COFFEY C.P.A.
David Coffey C.P.A.
January 7, 1999

MILLENNIA AUTOMATED PRODUCTS, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
DECEMBER 31, 1998

ASSETS

Cash                                                               $  48,702
organizational costs less accumulated
   amortization $9                                                       176
                                                                       ------
   Total Assets                                                       48,878
                                                                      ======

LIABILITIES & STOCKHOLDERS' EQUITY

Accounts payable - trade                                           $   1,100
                                                                        -----
Liabilities                                                            1,100

Stockholders' Equity
   Common stock, authorized 25,000,000 shares
   at $.001 par value, issued and outstanding
   200,600 shares                                                        201
   Additional paid-in capital                                         48,084
   Deficit accumulated during
     the development stage                                              (507)
                                                                       ------
Total Stockholders' Equity                                            47,778

Total Liabilities and Stockholders' Equity                         $  48,878
                                                                      ======

The accompanying notes are an integral part of these financial statements.

MILLENNIA AUTOMATED PRODUCTS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS AND DEFICIT
ACCUMULATED DURING THE DEVELOPMENT STAGE
FOR PERIOD ENDED FROM September 28, 1998
To December 31, 1998

Sales                                                                $     0
                                                                          ---
Expenses
   Amortization                                                            9
   Licenses and fees                                                      85
   Office expenses                                                        68
   Rent                                                                  195
   Utilities                                                             150
                                                                          ---
Total expenses                                                           507

Net loss                                                                (507)

Retained earnings,
beginning of period                                                        0
                                                                          ---
Deficit accumulated during
the development stage                                               $   (507)
                                                                         ===

The accompanying notes are an integral part of these financial statements.

MILLENNIA AUTOMATED PRODUCTS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
PERIOD From September 28, 1998 (Date of Inception)
To December 31, 1998

                                                 Additional
                          Common Stock           Paid-in
                          Shares       Amount    Capital
Total
                         -------       ------    -------                -----
Balance,
September 28, 1998           ---     $    ---   $    ---              $   ---

Issuance of common
stock for cash           200,600          201     55,099              55,300
Less offering costs          ---          ---     (7,015)             (7,015)
Less net loss                ---          ---        ---                (507)
                         -------          ---      -----               ------
Balance,
December 31, 1998        200,600     $    201   $ 48,084             $47,778
                         =======          ===     ======              ======

The accompanying notes are an integral part of these financial statements.

MILLENNIA AUTOMATED PRODUCTS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
From September 28, 1998
To December 31, 1998

CASH FLOWS USED BY OPERATING ACTIVITIES

Net loss                                                          $     (507)
Noncash items included in net loss
  Amortization                                                             9
Increase in accounts payable                                           1,100
                                                                        -----
       NET CASH PROVIDED BY
       OPERATING ACTIVITIES                                              602

CASH FLOWS USED BY INVESTING ACTIVITIES
   Organizational costs                                                  185
                                                                          ---
       NET CASH USED BY
       INVESTING ACTIVITIES                                              185

CASH FLOWS FROM FINANCING ACTIVITIES
   Sale of common stock                                                  201
   Additional paid-in capital                                         55,099
   Less offering costs                                                (7,015)
                                                                       ------
       NET CASH PROVIDED BY
       FINANCING ACTIVITIES                                           48,285

       NET INCREASE IN CASH                                           48,702

CASH AT BEGINNING OF PERIOD                                               ---
                                                                       ------
       CASH AT END OF PERIOD                                       $  48,702
                                                                      ======

The accompanying notes are an integral part of these financial statements.

MILLENNIA AUTOMATED PRODUCTS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 1998

NOTE A  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The Company was incorporated on September 28, 1998 under the laws of the state of Nevada. The business purpose of the Company is to provide vending services to Las Vegas and the Southern Nevada area.

        The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B  ORGANIZATION COSTS

        Organization costs are capitalized and amortized over 60 months.

NOTE C  OFFERING COSTS

        The offering costs were incurred by the Company in connection with a public stock offering were deducted from the net proceeds of that offering.

NOTE D  PUBLIC STOCK OFFERING

        The Company sold 100,600 shares of its common stock $50,300 or at $.50 per share. The Company had previously sold 100,000 shares of its common stock in a private placement for $5,000. The net proceeds of the offerings will be used to provide vending services to the Las Vegas and Southern Nevada area.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     The Company has used the same independent accountant since its inception in September of 1998 and has not had any disagreements with said independent accountant.


ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

(a) The Company's financial statements for the period from inception to December 31, 1998 are included herein under Item 13 of this Registration Statement.

(b) The following exhibits are furnished as required by Item 601 of Regulation S-B.

Exhibit No.    Description

3.0 Certificate of Incorporation of Millennia Automated Products, Inc. consisting of Articles of Incorporation filed with the Secretary of State of the State of Nevada on September 28, 1998, filed with SEC in this Registration Statement.

3.1 By-Laws of Millennia Automated Products, Inc., dated October 1, 1998, are attached hereto, filed with SEC in this Registration Statement.

4.0            Common Stock certificate, filed with SEC in this Registration
               Statement.

27.0 Financial Data Schedule for the period ending 12/31/98, filed with the SEC in this Registration Statement.

                                 SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Millennia Automated Products, Inc.
                                      (Registrant)

Date:   April 12, 1999                By:/s/ KENT A. EVANS
                                      Kent A. Evans
                                      President, Secretary/Treasurer
                                      Chief Executive Officer, Chief
                                      Financial Officer, Chairman of
                                      the Board of Directors